SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

(Amendment No. 7)*

Hospitality Investors Trust, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

44107J108
(CUSIP Number)

Justin Beber
Brookfield Asset Management Inc.
Brookfield Place, Suite 300
181 Bay Street, P.O. Box 762
Toronto, Ontario M5J2T3
Telephone: (416) 359-8598
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Steven L. Wilner, Esq.
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006
(212) 225-2000
March 30, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note.     Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44107J108	13D	Page 2 of 28 Pages

1	NAMES OF REPORTING PERSONS
Brookfield Asset Management Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
30,896,054.61*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
30,896,054.61*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,896,054.61*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
44.17%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*See Item 5.
** The calculation is based on 69,941,059.61 shares of Common Stock (as defined herein) outstanding, which includes (i) the 39,082,625 shares of Common Stock outstanding as of March 15, 2021 (which includes the 37,620 Restricted Shares (as defined below) granted to BSREP II Board (as defined below), 11,976 shares of which are subject to forfeiture in respect of Lowell Baron’s and Bruce Wiles’s service as directors of the Issuer (as defined below) as described below in Item 5), as reported in the Issuer’s annual report for the fiscal year ending December 31, 2020 on the Form 10-K (the “10-K”) filed with the Securities and Exchange Commission on March 30, 2021, and (ii) 30,858,434.61 shares of Common Stock issuable upon redemption of OP Units (as defined herein) deliverable upon conversion of the Class C Units (as defined herein).

CUSIP No. 44107J108	13D	Page 3 of 28 Pages

1	NAMES OF REPORTING PERSONS
Partners Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
30,896,054.61*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
30,896,054.61*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,896,054.61*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
44.17%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* See Item 5.
** The calculation is based on 69,941,059.61 shares of Common Stock outstanding, which includes (i) the 39,082,625 shares of Common Stock outstanding as of March 15, 2021 (which includes the 37,620 Restricted Shares granted to BSREP II Board, 11,976 shares of which are subject to forfeiture in respect of Lowell Baron’s and Bruce Wiles’s service as directors of the Issuer as described below in Item 5), as reported in the 10-K, and (ii) 30,858,434.61 shares of Common Stock issuable upon redemption of OP Units deliverable upon conversion of the Class C Units.

CUSIP No. 44107J108	13D	Page 4 of 28 Pages

1	NAMES OF REPORTING PERSONS
Brookfield Holdings Canada Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
30,896,054.61*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
30,896,054.61*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,896,054.61*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
44.17%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* See Item 5.
** The calculation is based on 69,941,059.61 shares of Common Stock outstanding, which includes (i) the 39,082,625 shares of Common Stock outstanding as of March 15, 2021 (which includes the 37,620 Restricted Shares granted to BSREP II Board, 11,976 shares of which are subject to forfeiture in respect of Lowell Baron’s and Bruce Wiles’s service as directors of the Issuer as described below in Item 5), as reported in the 10-K, and (ii) 30,858,434.61 shares of Common Stock issuable upon redemption of OP Units deliverable upon conversion of the Class C Units.

CUSIP No. 44107J108	13D	Page 5 of 28 Pages

1	NAMES OF REPORTING PERSONS
Brookfield US Holdings Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
30,896,054.61*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
30,896,054.61*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,896,054.61*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
44.17%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* See Item 5.
** The calculation is based on 69,941,059.61 shares of Common Stock outstanding, which includes (i) the 39,082,625 shares of Common Stock outstanding as of March 15, 2021 (which includes the 37,620 Restricted Shares granted to BSREP II Board, 11,976 shares of which are subject to forfeiture in respect of Lowell Baron’s and Bruce Wiles’s service as directors of the Issuer as described below in Item 5), as reported in the 10-K, and (ii) 30,858,434.61 shares of Common Stock issuable upon redemption of OP Units deliverable upon conversion of the Class C Units.

CUSIP No. 44107J108	13D	Page 6 of 28 Pages

1	NAMES OF REPORTING PERSONS
Brookfield US Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
30,896,054.61*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
30,896,054.61*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,896,054.61*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
44.17%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* See Item 5.
** The calculation is based on 69,941,059.61 shares of Common Stock outstanding, which includes (i) the 39,082,625 shares of Common Stock outstanding as of March 15, 2021 (which includes the 37,620 Restricted Shares granted to BSREP II Board, 11,976 shares of which are subject to forfeiture in respect of Lowell Baron’s and Bruce Wiles’s service as directors of the Issuer as described below in Item 5), as reported in the 10-K, and (ii) 30,858,434.61 shares of Common Stock issuable upon redemption of OP Units deliverable upon conversion of the Class C Units.

CUSIP No. 44107J108	13D	Page 7 of 28 Pages

1	NAMES OF REPORTING PERSONS
BUSC Finance LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
30,896,054.61*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
30,896,054.61*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,896,054.61*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
44.17%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* See Item 5.
** The calculation is based on 69,941,059.61 shares of Common Stock outstanding, which includes (i) the 39,082,625 shares of Common Stock outstanding as of March 15, 2021 (which includes the 37,620 Restricted Shares granted to BSREP II Board, 11,976 shares of which are subject to forfeiture in respect of Lowell Baron’s and Bruce Wiles’s service as directors of the Issuer as described below in Item 5), as reported in the 10-K, and (ii) 30,858,434.61 shares of Common Stock issuable upon redemption of OP Units deliverable upon conversion of the Class C Units.

CUSIP No. 44107J108	13D	Page 8 of 28 Pages

1	NAMES OF REPORTING PERSONS
Brookfield Property Master Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
30,896,054.61*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
30,896,054.61*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,896,054.61*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
44.17%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* See Item 5.
** The calculation is based on 69,941,059.61 shares of Common Stock outstanding, which includes (i) the 39,082,625 shares of Common Stock outstanding as of March 15, 2021 (which includes the 37,620 Restricted Shares granted to BSREP II Board, 11,976 shares of which are subject to forfeiture in respect of Lowell Baron’s and Bruce Wiles’s service as directors of the Issuer as described below in Item 5), as reported in the 10-K, and (ii) 30,858,434.61 shares of Common Stock issuable upon redemption of OP Units deliverable upon conversion of the Class C Units.

CUSIP No. 44107J108	13D	Page 9 of 28 Pages

1	NAMES OF REPORTING PERSONS
Brookfield Property Group LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
30,896,054.61*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
30,896,054.61*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,896,054.61*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
44.17%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* See Item 5.
** The calculation is based on 69,941,059.61 shares of Common Stock outstanding, which includes (i) the 39,082,625 shares of Common Stock outstanding as of March 15, 2021 (which includes the 37,620 Restricted Shares granted to BSREP II Board, 11,976 shares of which are subject to forfeiture in respect of Lowell Baron’s and Bruce Wiles’s service as directors of the Issuer as described below in Item 5), as reported in the 10-K, and (ii) 30,858,434.61 shares of Common Stock issuable upon redemption of OP Units deliverable upon conversion of the Class C Units.

CUSIP No. 44107J108	13D	Page 10 of 28 Pages

1	NAMES OF REPORTING PERSONS
Brookfield Strategic Real Estate Partners II GP OF GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
30,896,054.61*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
30,896,054.61*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,896,054.61*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
44.17%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* See Item 5.
** The calculation is based on 69,941,059.61 shares of Common Stock outstanding, which includes (i) the 39,082,625 shares of Common Stock outstanding as of March 15, 2021 (which includes the 37,620 Restricted Shares granted to BSREP II Board, 11,976 shares of which are subject to forfeiture in respect of Lowell Baron’s and Bruce Wiles’s service as directors of the Issuer as described below in Item 5), as reported in the 10-K, and (ii) 30,858,434.61 shares of Common Stock issuable upon redemption of OP Units deliverable upon conversion of the Class C Units.

CUSIP No. 44107J108	13D	Page 11 of 28 Pages

1	NAMES OF REPORTING PERSONS
Brookfield Strategic Real Estate Partners II GP L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
30,896,054.61*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
30,896,054.61*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,896,054.61*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
44.17%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

* See Item 5.
** The calculation is based on 69,941,059.61 shares of Common Stock outstanding, which includes (i) the 39,082,625 shares of Common Stock outstanding as of March 15, 2021 (which includes the 37,620 Restricted Shares granted to BSREP II Board, 11,976 shares of which are subject to forfeiture in respect of Lowell Baron’s and Bruce Wiles’s service as directors of the Issuer as described below in Item 5), as reported in the 10-K, and (ii) 30,858,434.61 shares of Common Stock issuable upon redemption of OP Units deliverable upon conversion of the Class C Units.

CUSIP No. 44107J108	13D	Page 12 of 28 Pages

1	NAMES OF REPORTING PERSONS
Brookfield Strategic Real Estate Partners II Hospitality REIT II LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
30,896,054.61*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
30,896,054.61*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,896,054.61*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
44.17%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* See Item 5.
** The calculation is based on 69,941,059.61 shares of Common Stock outstanding, which includes (i) the 39,082,625 shares of Common Stock outstanding as of March 15, 2021 (which includes the 37,620 Restricted Shares granted to BSREP II Board, 11,976 shares of which are subject to forfeiture in respect of Lowell Baron’s and Bruce Wiles’s service as directors of the Issuer as described below in Item 5), as reported in the 10-K, and (ii) 30,858,434.61 shares of Common Stock issuable upon redemption of OP Units deliverable upon conversion of the Class C Units.

Schedule 13D/A

This Amendment No. 7 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on April 10, 2017 (the “Original 13D”), as amended and supplemented by Amendment No. 1 on February 28, 2018 (“Amendment No. 1”), Amendment No. 2 on January 3, 2019 (“Amendment No. 2”), Amendment No. 3 on February 27, 2019 (“Amendment No. 3”), Amendment No. 4 on January 3, 2020, Amendment No. 5 on August 18, 2020 (“Amendment No. 5”) and Amendment No. 6 on December 28, 2020 (“Amendment No. 6”, collectively with the Original 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5, the “Amended Schedule 13D”), with respect to the Common Stock.  Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Amended Schedule 13D. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Amended Schedule 13D.

The Reporting Persons are filing this Amendment to reflect an amendment (the “March 30 LPA Amendment”), dated March 30, 2021, to the Amended and Restated Agreement of Limited Partnership of Hospitality Investors Trust Operating Partnership, L.P., dated as of March 31, 2017 (as amended, the “A&R LPA”), which amendment was entered into by and between the Issuer, in its capacity as the general partner of its operating partnership, Hospitality Investors Trust Operating Partnership, L.P., and Brookfield Strategic Real Estate Partners II Hospitality REIT II LLC (the “Brookfield Investor”), one of the Reporting Persons, which modified certain terms of the A&R LPA.

The Reporting Persons are also filing this Amendment to reflect their new percentage of beneficial ownership of the Issuer, which has increased as a result of the issuance by the Issuer to the Brookfield Investor of 926,294.22 Class C Units on December 31, 2020 and 935,104.08 Class C Units on March 31, 2021, as payments-in-kind for (i) the quarterly distributions declared on Class C Units and (ii) the cash distributions owed, as were converted into a PIK Distributions, in each case pursuant to the A&R LPA.

Item 4.	Purpose of Transaction

Item 4 of the Amended Schedule 13D is amended by adding the following paragraph beneath the nineteenth paragraph under the subheading “Distributions” under the subheading “Terms of the Class C Units”:

On December 31, 2020, the Brookfield Investor received 926,294.22 Class C Units as a payment-in-kind dividend on 28,997,036.31 Class C Units (adjusted by .01 unit due to rounding) owned by the Brookfield Investor at the time of the dividend payment date in accordance with the terms of the A&R LPA. As a result of the foregoing transactions, the Brookfield Investor owned 29,923,330.53 C Units (adjusted by .01 unit due to rounding) on December 31, 2020.

On March 31, 2021, the Brookfield Investor received 935,104.08 Class C Units as a payment-in-kind dividend on 29,923.330.53 Class C Units (adjusted by .01 unit due to rounding) owned by the Brookfield Investor at the time of the dividend payment date in accordance with the terms of the A&R LPA (including the modifications made in the March 30 LPA Amendment, as further described below). As a result of the foregoing transactions, the Brookfield Investor owned 30,858,434.61 C Units (adjusted by .01 unit due to rounding) on March 31, 2021.

Item 4 of the Amended Schedule 13D is amended by adding the following new sections above the subheading “Additional Plans or Proposals”:

LPA Amendment

On March 30, 2021, the Issuer, in its capacity as the general partner of its operating partnership and the OP entered into the March LPA Amendment to the A&R LPA with the Brookfield Investor, the holder of all issued and outstanding Class C Units of the OP.

Pursuant to the A&R LPA, holders of Class C Units are generally entitled to receive PIK Distributions. As previously disclosed, the cash distribution that would otherwise have been payable on December 31, 2020 was converted into a PIK Distribution such that, on that date, no cash distribution was paid and the quarterly PIK Distribution due on that date was paid at a rate of 12.5% per annum.  Pursuant to the March 30 LPA Amendment, the cash distribution that would otherwise have been payable on March 31, 2021 was be converted into a PIK Distribution such that, on that date, no cash distribution was be paid and the quarterly PIK Distribution due on that date was paid be at a rate of 12.5% per annum.

Potential Restructuring

As previously disclosed, the Reporting Persons have been engaged in ongoing discussions with the Issuer regarding the Issuer’s strategic and liquidity alternatives. As part of these ongoing discussions, during December 2020, the Brookfield Investor, the Issuer and the OP entered into an amendment, dated December 24, 2020 (the “December 24 LPA Amendment”), to the Amended and Restated Agreement of Limited Partnership of Hospitality Investors Trust Operating Partnership, L.P., dated as of March 31, 2017, pursuant to which the cash distribution payable to the Reporting Persons on December 31, 2020 was converted into a PIK Distribution. As disclosed in this Amendment, on March 30, 2021, the Brookfield Investor, the Issuer and the OP entered into the March 30 LPA Amendment, pursuant to which the cash distribution payable to the Reporting Persons on March 31, 2021 was converted into a PIK Distribution. As the discussions among the parties have continued during the first quarter of 2021, the parties are in ongoing discussions concerning the possibility of entering into a definitive and comprehensive agreement on the terms of a series of deleveraging or restructuring transactions (the “Restructuring Transactions”) that may include, among other things, (a) the Issuer and the OP filing pre-packaged Chapter 11 cases under the U.S. Bankruptcy Code in the State of Delaware to implement the Restructuring Transactions pursuant to a plan of reorganization and (b) the Brookfield Investor or another lender providing a debtor-in-possession financing facility or a similar facility to the Issuer.

The Reporting Persons intend to continue to have discussions with the Issuer regarding these matters in order to consider, explore and develop plans, make proposals and negotiate agreements with respect to or relating to, among other things, the foregoing matters, including a potential recapitalization of the Company and the OP and/or the Brookfield Investor’s investment therein.  There can be no assurance that any of the matters described herein will be completed, and nothing herein is or shall be deemed to be an offer to buy, or the solicitation of any offer to sell, any equity, convertible debt or debt securities of the Issuer.

Item 5.	Interest in Securities of the Issuer

The information set forth in Item 4 is incorporated herein by reference.

(a) and (b)

The following sentences assume that there is a total of 69,941,059.61 shares of Common Stock outstanding, which includes (i) the 39,082,625 shares of Common Stock outstanding as of March 15, 2021 (which includes the 37,620 Restricted Shares granted to BSREP II Board, 11,976 shares of which are subject to forfeiture in respect of Lowell Baron’s and Bruce Wiles’s service as directors of the Issuer), as reported in the 10-K, and (ii) 30,858,434.61 shares of Common Stock issuable upon redemption of OP Units deliverable upon conversion of the Class C Units.

The Brookfield Investor directly holds 30,858,434.61 Class C Units, which are convertible into OP Units at any time at the option of the Brookfield Investor at the Conversion Price. OP Units are, in turn, generally redeemable for shares of the Common Stock on a one-for-one-basis or the cash value of a corresponding number of shares of Common Stock, at the election of the Issuer, in accordance with the terms of the A&R LPA.  The Brookfield Investor also holds 37,620 Restricted Shares through its wholly-owned subsidiary BSREP II Board. Accordingly, the Brookfield Investor may be deemed to beneficially own 30,896,054.61 shares of Common Stock as of the date hereof, which constitutes 44.17% of the outstanding Common Stock.

As sole manager of the Brookfield Investor, BSREP II GP may be deemed to beneficially own all 30,858,434.61 Class C Units and 37,620 Restricted Shares as described above owned by the Brookfield Investor. As direct and indirect controlling persons of BSREP II GP, each of BAM, Partners Limited, BHC, BUSHI, BUSI, BUSC Finance, BPMH, BPG and Ultimate GP may be deemed to share with BSREP II GP beneficial ownership of such shares of Common Stock underlying such Class C Units and such Restricted Shares.

(c)          Except as set forth in this Amendment, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof, has effected any transaction in the Common Stock during the past 60 days.

(d)          To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e)          Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended to add the following:

The information set forth in Items 4 and 5 is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits

Exhibit No.	Description
15
Nineteenth Amendment to Amended and Restated Agreement of Limited Partnership of Hospitality Investors Trust Operating Partnership, L.P., dated as of March 30, 2021 (incorporated by reference to Exhibit 10.87 of the Issuer’s annual report for the fiscal year ending December 31, 2020 on Form 10-K filed on March 30, 2021 (Commission File No. 000-55394)).

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 31, 2021

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Jessica Diab
Name:	Jessica Diab
Title:	Vice President

PARTNERS LIMITED

By:	/s/ Lisa Chu
Name:	Lisa Chu
Title:	Treasurer

BROOKFIELD HOLDINGS CANADA INC.

By:	/s/ Katayoon Sarpash
Name:	Katayoon Sarpash
Title:	Vice President and Secretary

BROOKFIELD US HOLDINGS INC.

By:	/s/ Katayoon Sarpash
Name:	Katayoon Sarpash
Title:	Vice President and Secretary

BROOKFIELD US INC.

By:	/s/ Katayoon Sarpash
Name:	Katayoon Sarpash
Title:	Secretary

BUSC FINANCE LLC

By:	/s/ Katayoon Sarpash
Name:	Katayoon Sarpash
Title:	Secretary

BROOKFIELD PROPERTY MASTER HOLDINGS LLC

By:	/s/ Melissa Lang
Name:	Melissa Lang
Title:	Senior Vice President and Secretary

BROOKFIELD PROPERTY GROUP LLC

By:	/s/ Melissa Lang
Name:	Melissa Lang
Title:	Senior Vice President and Secretary

BROOKFIELD STRATEGIC REAL ESTATE PARTNERS II GP OF GP LLC

By:	/s/ Melissa Lang
Name:	Melissa Lang
Title:	Senior Vice President and Secretary

BROOKFIELD STRATEGIC REAL ESTATE PARTNERS II GP L.P.

By: BROOKFIELD STRATEGIC REAL ESTATE PARTNERS II GP OF GP LLC, its general partner

By:	/s/ Melissa Lang
Name:	Melissa Lang
Title:	Senior Vice President and Secretary

BROOKFIELD STRATEGIC REAL ESTATE PARTNERS II HOSPITALITY REIT II LLC

By:	/s/ Melissa Lang
Name:	Melissa Lang
Title:	Senior Vice President and Secretary

SCHEDULE I

Brookfield Asset Management Inc.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
M. Elyse Allan, Director	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada and U.S.A.
Jeffrey M. Blidner, Director and Vice Chairman	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice Chairman of Brookfield	Canada
Angela F. Braly, Director	250 Vesey Street, 15th Floor, New York, NY 10291-1023, U.S.A.	Corporate Director	U.S.A.
Jack L. Cockwell, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Chairman of Brookfield Partners Foundation	Canada
Marcel R. Coutu, Director	Suite 1210, 225 – 6th Ave. S.W., Calgary, Alberta T2P 1N2	Corporate Director	Canada
Maureen Kempston Drakes, Director	181 Bay Street, Suite 300, Toronto, Ontario, M5J 2T3, Canada	Corporate Director	Canada
J. Bruce Flatt, Director and Managing Partner and Chief Executive Officer	One Canada Square, Level 25, Canary Wharf, London E14 5AA U.K.	Managing Partner and Chief Executive Officer of Brookfield	Canada
Brian W. Kingston, Managing Partner, Chief Executive Officer Real Estate	250 Vesey Street, 15th Floor, New York, NY 10281-1023 U.S.A.	Managing Partner, Chief Executive Officer, Real Estate of Brookfield	Canada
Brian D. Lawson, Vice Chair and Director	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice Chair of Brookfield	Canada
Murilo Ferreira, Director	181 Bay Street, Suite 300, Toronto, Ontario, M5J 2T3, Canada	Former CEO of Vale SA	Brazil
Rafael Miranda, Director	C/Santiago de Compostela 100 28035 Madrid, Spain	Corporate Director	Spain
Cyrus Madon, Managing Partner, Chief Executive Officer Private Equity	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer, Private Equity of Brookfield	Canada
Frank J. McKenna, Director	TDCT Tower 161 Bay Street, 35th Floor Toronto, Ontario	Chair of Brookfield and Deputy Chair of TD Bank Group, Wholesale	Canada
Lord Augustine Thomas O’Donnell, Director	Frontier Economics Limited, 71 High Holborn, London, U.K. WC1V 6DA	Chairman of Frontier Economics Limited	United Kingdom
Samuel J.B. Pollock, Managing Partner, Chief Executive Officer Infrastructure	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer, Infrastructure of Brookfield	Canada

Ngee Huat Seek, Director	501 Orchard Road #08—01 Wheelock Place Singapore 238880	Chairman, Global Logistic Properties	Singapore
Diana L. Taylor, Director	c/o Bloomberg Philanthropies, 25 East 78th Street, New York, N.Y. 10075	Corporate Director	U.S.A and Canada
Justin Beber, Managing Partner, Head of Corporate Strategy Chief Legal Officer	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Head of Corporate Strategy and Chief Legal Officer of Brookfield	Canada
Janice Fukakusa, Director	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada
Sachin Shah, Managing Partner, Chief Investment Officer	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Investment Officer of Brookfield	Canada
Howard S. Marks, Director	c/o Oaktree Capital Management, L.P., 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071	Co-Chairman, Oaktree Capital Management	U.S.A
Nicholas H. Goodman, Managing Partner and Chief Financial Officer	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner and Chief Financial Officer of Brookfield	Canada
Craig Noble, Managing Partner, Chief Executive Officer Alternative Investments	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Alternative Investments of Brookfield	Canada
Lori Pearson, Managing Partner and Chief Operating Officer	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner and Chief Operating Officer of Brookfield	Canada
Connor Teskey, Managing Partner, Chief Executive Officer Renewable Power	One Canada Square, Level 25 Canary Wharf London E14 5AA, U.K.	Managing Partner, Chief Executive Officer, Renewable Power of Brookfield	Canada
Hutham S. Olayan, Director	505 Park Avenue, New York, NY 10022, U.S.A.	Chairman of The Olayan Group	U.S.A. and Saudi Arabia

SCHEDULE II

Partners Limited

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Jack L. Cockwell, Director and Chairman	51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Chairman of Brookfield Partners Foundation	Canada
Brian D. Lawson, Director and President	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice Chair of Brookfield	Canada
Timothy R. Price, Director	51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada
Loretta Corso, Secretary	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Administrator – Corporate Secretary of Brookfield	Canada
Brian W. Kingston, Director	Brookfield Place 250 Vesey Street, 15th Floor New York, NY, 10281-1023	Managing Partner, Chief Executive Officer, Real Estate of Brookfield	Canada
Cyrus Madon, Director	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer, Private Equity of Brookfield	Canada
Samuel J.B. Pollock, Director	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer, Infrastructure of Brookfield	Canada
Sachin Shah, Director	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Investment Officer of Brookfield	Canada
Lisa Chu, Treasurer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice President - Finance of Brookfield	Canada
Tim Wang, Assistant Secretary	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Director, Capital Markets and Treasury of Brookfield	Canada

SCHEDULE III

Brookfield Holdings Canada Inc.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Aleks Novakovic, Director,	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Tax of Brookfield	Canada
Karly Dyck Director	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice-President, Finance, Renewable of Brookfield	Canada
Thomas Douglas Corbett, Director	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Director, Finance of Brookfield	Canada
Katayoon Sarpash, Director, Vice President and Secretary	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice-President, Legal & Regulatory of Brookfield	Canada
Cam Ha, President	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice-President, Tax of Brookfield	Canada
Bowen Li, Vice-President	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Director, Finance of Brookfield	Canada
Tim Wang, Vice-President	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Director, Capital Markets & Treasury of Brookfield	Canada

SCHEDULE IV

Brookfield US Holdings Inc.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Aleks Novakovic, Director,	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Tax of Brookfield	Canada
Karly Dyck Director	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice-President, Finance, Renewable of Brookfield	Canada
Thomas Douglas Corbett, Director	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Director, Finance of Brookfield	Canada
Katayoon Sarpash, Director, Vice President and Secretary	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice-President, Legal & Regulatory of Brookfield	Canada
Cam Ha, President	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice-President, Tax of Brookfield	Canada
Bowen Li, Vice-President	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Director, Finance of Brookfield	Canada
Tim Wang, Vice-President	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Director, Capital Markets & Treasury of Brookfield	Canada

SCHEDULE V

Brookfield US Inc.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Barry Blattman, Director	Brookfield Place 250 Vesey Street, 15th Floor New York, NY, 10281-1023	Vice-Chairman of Brookfield	U.S.A
Karly Dyck Director	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice-President, Finance, Renewable of Brookfield	Canada
Jordan Kolar, Director	Brookfield Place 250 Vesey Street, 15th Floor New York, NY, 10281-1023	Managing Director, Tax, Brookfield	U.S.A.
Mark Srulowitz Director, President	Brookfield Place 250 Vesey Street, 15th Floor New York, NY, 10281-1023	Managing Partner, Private Funds, Brookfield	U.S.A.
Josh Zinn, Director	Brookfield Place 250 Vesey Street, 15th Floor New York, NY, 10281-1023	Senior Vice President, Capital Markets & Treasury Brookfield	Australia
Connor Teskey, Director	One Canada Square, Level 25 Canary Wharf London E14 5AA, U.K.	Managing Partner, Chief Executive Officer Renewable Power of Brookfield	Canada
Katayoon Sarpash, Secretary	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice-President, Legal & Regulatory of Brookfield	Canada
Justin Nye, Vice President	Brookfield Place 250 Vesey Street, 15th Floor New York, NY, 10281-1023	Vice-President, Tax, Brookfield	U.S.A

SCHEDULE VI

BUSC Finance LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Mark Srulowitz, Manager and President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner, Private Funds, Brookfield	U.S.A.
Jordan Kolar, Manager	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Director, Tax, Brookfield	U.S.A.
Josh Zinn, Manager	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Senior Vice President, Brookfield	Australia
Karly Dyck, Manager	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice-President, Finance, Renewable of Brookfield	Canada
Katayoon Sarpash, Secretary	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice-President, Legal & Regulatory of Brookfield	Canada
Justin Nye, Vice President	Brookfield Place 250 Vesey Street, 15th Floor New York, NY, 10281-1023	Vice-President, Tax, Brookfield	U.S.A

SCHEDULE VII

Brookfield Property Master Holdings LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Brian W. Kingston, Chief Executive Officer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	Canada
Bryan Davis, Chief Financial Officer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	Canada
Lowell Baron, Chief Investment Officer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	U.S.A
William Powell, Chief Operating Officer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Senior Managing Partner	U.S.A
Cristiano Machado, Managing Partner and Assistant Treasurer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	Brazil
Brett Fox, Managing Partner	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	U.S.A
Murray Goldfarb, Managing Partner	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	U.S.A
David J. Stalter, Managing Partner	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	U.S.A
Carolyn Bidwell, Managing Director	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Director	U.S.A
Brian Hurowitz, Senior Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Senior Vice President	U.S.A
Bryan Smith, Managing Director	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Director	U.S.A
Jonathan Kramer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Director
Melissa Lang, Senior Vice President and Secretary	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Senior Vice President	U.S.A
Hideki Aoki Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Vice President	Japan
Sallie Chu Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Vice President	U.S.A.
Polina Kushelev Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Vice President	U.S.A.
Herbert Li Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Vice President	U.S.A.
P. Scott Selig Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Vice President	U.S.A.
James Zysopoulos Senior Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Senior Vice President	U.S.A.

SCHEDULE VIII

Brookfield Property Group LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Brian W. Kingston, Director and Chief Executive Officer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	Canada
Bryan Davis, Director and Chief Financial Officer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	Canada
Lowell Baron, Chief Investment Officer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	U.S.A
William Powell, Chief Operating Officer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Senior Managing Partner	U.S.A
Leila Araiche, Managing Director	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Director	Canada
Cristiano Machado, Managing Partner and Assistant Treasurer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	Brazil
Brett Fox, Director and Managing Partner	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	U.S.A
Murray Goldfarb, Managing Partner	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	U.S.A
David J. Stalter, Managing Partner	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	U.S.A
Carolyn Bidwell, Senior Managing Director	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Director	U.S.A
Brian Hurowitz, Senior Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Senior Vice President	U.S.A
Bryan Smith, Managing Director	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Director	U.S.A
Melissa Lang, Senior Vice President and Secretary	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Senior Vice President	U.S.A
Jonathan Kramer, Managing Director	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Director	U.S.A.
Hideki Aoki Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Vice President	Japan
Sallie Chu Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Vice President	U.S.A.
Polina Kushelev Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Vice President	U.S.A.
Herbert Li Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Vice President	U.S.A.
P. Scott Selig Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Vice President	U.S.A.
James Zysopoulos Senior Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	SeniorVice President	U.S.A.

SCHEDULE IX

Brookfield Strategic Real Estate Partners II GP OF GP LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Brian W. Kingston, Chief Executive Officer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	Canada
Bryan Davis, Chief Financial Officer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	Canada
Lowell Baron, Chief Investment Officer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	U.S.A
William Powell, Chief Operating Officer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	U.S.A
Cristiano Machado, Managing Partner and Assistant Treasurer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	Brazil
Brett Fox, Managing Partner	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	U.S.A
Murray Goldfarb, Managing Partner	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	U.S.A
Mark Srulowitz, Managing Partner	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	U.S.A
David J. Stalter, Managing Partner	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	U.S.A
Bryan Smith, Managing Director	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Director	U.S.A
Melissa Lang, Senior Vice President and Secretary	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Senior Vice President	U.S.A
Carolyn Bidwell, Managing Director	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Director	U.S.A
Hideki Aoki Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Vice President	Japan
Sallie Chu Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Vice President	U.S.A.
Polina Kushelev Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Vice President	U.S.A.
Herbert Li Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Vice President	U.S.A.
P. Scott Selig Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Vice President	U.S.A.
James Zysopoulos Senior Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Senior Vice President	U.S.A.
Richard Shih	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Vice President	U.S.A.
Isaac MacDonald	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Vice President	U.S.A.

SCHEDULE X

Brookfield Strategic Real Estate Partners II GP L.P.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Brian W. Kingston, Chief Executive Officer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	Canada
Bryan Davis, Chief Financial Officer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	Canada
Lowell Baron, Chief Investment Officer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	U.S.A
William Powell, Chief Operating Officer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Senior Managing Partner	U.S.A
Cristiano Machado, Managing Partner and Assistant Treasurer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	Brazil
Brett Fox, Managing Partner	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	U.S.A
Murray Goldfarb, Managing Partner	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	U.S.A
Mark Srulowitz, Managing Partner	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	U.S.A
David J. Stalter, Managing Partner	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	U.S.A
Bryan Smith, Managing Director	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Director	U.S.A
Melissa Lang, Senior Vice President and Secretary	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Senior Vice President	U.S.A
Hideki Aoki Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Vice President	Japan
Sallie Chu Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Vice President	U.S.A.
Polina Kushelev Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Vice President	U.S.A.
Herbert Li Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Vice President	U.S.A.
P. Scott Selig Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Vice President	U.S.A.
James Zysopoulos Senior Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Senior Vice President	U.S.A.
Richard Shih Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Vice President	U.S.A.
Isaac MacDonald Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Vice President	U.S.A.

SCHEDULE XI

Brookfield Strategic Real Estate Partners II Hospitality REIT II LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Brian W. Kingston, Chief Executive Officer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	Canada
Bryan Davis, Chief Financial Officer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	Canada
Lowell Baron, Chief Investment Officer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	U.S.A
William Powell, Chief Operating Officer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	U.S.A
Cristiano Machado, Managing Partner and Assistant Treasurer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	Brazil
Brett Fox, Managing Partner	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	U.S.A
Murray Goldfarb, Managing Partner	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	U.S.A
David J. Stalter, Managing Partner	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	U.S.A
Carolyn BidwellManaging Director	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Director	U.S.A
Bryan Smith, Managing Director	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Director	U.S.A
Melissa Lang, Senior Vice President and Secretary	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Senior Vice President	U.S.A
Hideki Aoki Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Vice President	Japan
Sallie Chu Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Vice President	U.S.A.
Polina Kushelev Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Vice President	U.S.A.
Herbert Li Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Vice President	U.S.A.
P. Scott Selig Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Vice President	U.S.A.
James Zysopoulos Senior Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Senior Vice President	U.S.A.
Richard Shih Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Vice President	U.S.A.
Isaac MacDonald Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Vice President	U.S.A.

INDEX TO EXHIBITS

Exhibit 1
Initial Articles Supplementary of American Realty Capital Hospitality Trust, Inc. filed with the State Department of Assessments and Taxation of Maryland on January 13, 2017 (incorporated by reference to Exhibit 3.1 of the Issuer’s Current Report on Form 8-K filed on January 13, 2017 (Commission File No. 000-55394)).

Exhibit 2
Securities Purchase, Voting and Standstill Agreement, dated as of January 12, 2017, by and among American Realty Capital Hospitality Trust, Inc., American Realty Capital Hospitality Operating Partnership, LP and Brookfield Strategic Real Estate Partners II Hospitality REIT II LLC (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on January 13, 2017 (Commission File No. 000-55394)).

Exhibit 3
Framework Agreement, dated as of January 12, 2017, by and among American Realty Capital Hospitality Advisors, LLC, American Realty Capital Hospitality Properties, LLC, American Realty Capital Hospitality Grace Portfolio, LLC, Crestline Hotels & Resorts, LLC, American Realty Capital Hospitality Trust, Inc., American Realty Capital Hospitality Operating Partnership, LP, American Realty Capital Hospitality Special Limited Partnership, LLC, and solely in connection with Sections 7(b), 7(d), 8, 9 and 10 through 22 (inclusive) thereto, Brookfield Strategic Real Estate Partners II Hospitality REIT II LLC (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed on January 13, 2017 (Commission File No. 000-55394)).

Exhibit 4
Articles Supplementary of Hospitality Investors Trust, Inc., filed with the State Department of Assessments and Taxation of Maryland on March 31, 2017 (incorporated by reference to Exhibit 3.2 of the Issuer’s Current Report on Form 8-K filed on March 31, 2017 (Commission File No. 000-55394)).

Exhibit 5
Amended and Restated Agreement of Limited Partnership of Hospitality Investors Trust Operating Partnership, L.P., dated as of March 31, 2017 (incorporated by reference to Exhibit 4.2 of the Issuer’s Current Report on Form 8-K filed on March 31, 2017 (Commission File No. 000-55394)).

Exhibit 6
Ownership Limit Waiver Agreement, dated as of dated as of March 31, 2017 (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on March 31, 2017 (Commission File No. 000-55394)).

Exhibit 7
Registration Rights Agreement, dated as of March 31, 2017, by and among Hospitality Investors Trust, Inc., Brookfield Strategic Real Estate Partners II Hospitality REIT II LLC, American Realty Capital Hospitality Advisors, LLC and American Realty Capital Hospitality Properties, LLC (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed on March 31, 2017 (Commission File No. 000-55394)).

Exhibit 8
Amended and Restated Bylaws of Hospitality Investors Trust, Inc., dated as of March 31, 2017, filed with the State Department of Assessments and Taxation of Maryland on March 31, 2017 (incorporated by reference to Exhibit 3.4 of the Issuer’s Current Report on Form 8-K filed on March 31, 2017 (Commission File No. 000-55394)).

Exhibit 9
Compensation Payment Agreement, dated as of March 31, 2017, by and among Hospitality Investors Trust, Inc., Lowell G. Baron, Bruce G. Wiles and BSREP II Hospitality II Board LLC (incorporated by reference to Exhibit 10.22 of the Issuer’s Current Report on Form 8-K filed on March 31, 2017 (Commission File No. 000-55394)).

Exhibit 10	Joint Filing Agreement (incorporated by reference to Exhibit 10 of the Issuer’s Current Report on Form 8-K filed on March 31, 2017 (Commission File No. 000-55394)).

Exhibit 11
First Follow-On Funding Notice dated as of January 12, 2018, by and among Hospitality Investors Trust Operating Partnership, L.P. and Brookfield Strategic Real Estate Partners II Hospitality REIT II LLC (incorporated by reference to Exhibit 11 of the Issuer’s Schedule 13D/A filed on February 28, 2018 (Commission File No. 000-89944)).

Exhibit 12	Joint Filing Agreement (incorporated by reference to Exhibit 12 of the Issuer’s Schedule 13D/A filed on January 3, 2019 (Commission File No. 005-89944)).

Exhibit 13
Second Follow-On Funding Notice dated as of January 11, 2019, by and among Hospitality Investors Trust Operating Partnership, L.P. and Brookfield Strategic Real Estate Partners II Hospitality REIT II LLC (incorporated by reference to Exhibit 13 of the Issuer’s Schedule 13D/A filed on February 28, 2019 (Commission File No. 005-89944)).

Exhibit 14
Seventeenth Amendment to Amended and Restated Agreement of Limited Partnership of Hospitality Investors Trust Operating Partnership, L.P., dated as of December 24, 2020 (incorporated by reference to Exhibit 4.2 of the Issuer’s Current Report on Form 8-K filed on December 28, 2020 (Commission File No. 000-55394)).

Exhibit 15
Nineteenth Amendment to Amended and Restated Agreement of Limited Partnership of Hospitality Investors Trust Operating Partnership, L.P., dated as of March 30, 2021 (incorporated by reference to Exhibit 10.87 of the Issuer’s annual report for the fiscal year ending December 31, 2020 on Form 10-K filed on March 30, 2021 (Commission File No. 000-55394)).